Unlu Securities Inc.
(A Wholly-Owned Subsidiary of ÜNLÜ MENKUL DEGERLER A.S.)

Statement of Financial Condition

Year Ended December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69627

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YYYY) AND ENDING 12/31/2021 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Unlu Securities Inc**

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Ave
(No. and Street)

New York	**NY**	**10177**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Portnoff	**212-751-4422**	**dportnoff@dfppartners.com**
(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/20/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Portnoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Unlu Securities Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Signature

FinOp
Title

Notary Public 2/23/2022

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as* applicable.

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Contents
Year Ended December 31, 2021

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Shareholder of Unlu Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Unlu Securities Inc., (the "Company") (a wholly-owned subsidiary of Unlu Menkul Degerler A.S.), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
February 22, 2022

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Statement of Financial Condition

December 31, 2021

Assets

Cash	$	529,083
Prepaid expenses and other assets		13,882
Total assets	$	542,965

Liabilities and stockholder's equity

Due to Parent	$	72,120
Accounts payable and accrued expenses		30,347
Total liabilities		102,467
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		1,989,990
Accumulated deficit		(1,549,502)
Total stockholder's equity		440,498
Total liabilities and stockholder's equity	$	542,965

1. **Organization and Nature of Business**

   Unlu Securities Inc. (the "Company") is a wholly-owned subsidiary of Ünlu Menkul Degerler A.S. (the "Parent"), a Turkish financial institution. The Company was incorporated in Delaware on February 9, 2015. The Company registered as a broker-dealer under the Securities Exchange Act of 1934 and became a non-clearing member of the Financial Industry Regulatory Authority (FINRA) on February 10, 2016 and commenced operations on the same date.

   The Company focuses primarily on sales and trading of Turkish-related fixed income and equity products, including private placements.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

   Concentration of Risk - Cash
   The Company maintains its cash balances in a single financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2021, the balance in excess of insured amounts is approximately $280,000.

   Revenue Recognition
   The Company recognizes revenues in accordance with ASC 606, "Revenue from Contract with Customers". The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company recognizes research revenue when the Company provides research to a customer and collectability is assured. The Company believes that the performance obligation is satisfied at a point in time when research is provided and collectability is probable as the customer can benefit from the research services alone.

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Notes to Financial Statement
Year Ended December 31, 2021

2.   Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision. U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

Related Party Transactions
During the normal course of business, the Parent provides various services that accounts for a portion of the Company's business activities.

2.   Summary of Significant Accounting Policies (continued)

Related Party Transactions (continued)

Pursuant to a brokerage and services agreement, the Company earns commission on trades executed and cleared by the Parent. In return, the Company pays clearing costs equal to 50% of the commission earned in connection with the agreement. The Company earned commission income of approximately $49,492 for the year ended December 31, 2021, from the Parent. Commission receivable amounted to approximately $72,000 at December 31, 2021 and are offset against Due to Parent in the accompanying statement of financial condition. Commission receivable as of December 31, 2020 was approximately $47,300. The related clearing fees charged by the Parent amounted to approximately $24,700 for the year ended December 31, 2021 and reported as clearing fees in the accompanying statement of operations

The Parent allocated salary expenses to the Company, based on the CEO's estimated time spent each month for the Company. Commission receivable earned from trades are offset against salary allocation and the net amount of $72,120 was reported as due to Parent in the accompanying statement of financial condition.

3.   Regulatory Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1-a-2-i). The Company has elected the alternative standard, which requires the maintenance of the greater of $250,000 or 2% of aggregate debit items in minimum net capital. At December 31, 2021, the Company had net capital (as defined) of $426,616 which was $176,616 in excess of the required minimum net capital of $250,000.

4.   Income Taxes

At December 31, 2021, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $1,477,000 and $1,473,000, respectively, available to offset future taxable income. There is $813,000 of Federal NOL incurred in 2018 through 2021 which will be carried forward indefinitely and $664,000 of accumulated Federal NOL incurred in the years before 2018 which will expire in 20 years.

4.   Income Taxes (continued)

The Company's net deferred tax asset before valuation allowance was approximately $502,000, primarily as a result of net operating losses and amortization of startup costs. As of December 31, 2021, the Company recorded a full valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will not be realized. During 2021, the valuation allowance increased by approximately $67,000 from $435,000 to $502,000.

At December 31, 2021, management believes the Company did not have any uncertain tax positions. At December 31, 2021, the Company's income tax returns for the years 2018, 2019 and 2020 are subject to examination by the tax authorities.

5.   Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

6.   Commitments

In September 2021, the Company renewed its New York office lease from January 2022 through December 2022. Minimum rental payments attributable to the lease agreement are approximately $18,000. Rent expenses for the year ended December 31, 2021 was approximately $18,000.